YASHENG GROUP
YASHENG Accounting Department Stuffs Training Summary
Attachment E

YHGG 11/3/2011

The comparing training course
of U.S. Generally Accepted Accounting Principles, International Generally Accepted Accounting Principles and China Generally
Accepted Accounting Principles

The course is Yasheng Group scheduled for company accounting department stuffs had the training propose in 2008, 2009, 2010, by as an authoritative institution Shanghai University of Finance and Economics intensively studying the latest changes and comparing of US GAAP, IFRS, & PRC GAAP

➢	Help companies standardize the preparation of financial statements in different countries
➢	Transfer the latest trends in accounting standards, understand the reasons, meaning, impact for change, looking into the similarities and differences and application in practice of the 3 GAAPs
➢	The perfect combination of theory and practice
➢	understand the substantial change in China's new GAAP
➢	understand the latest changes in U.S. GAAP and international GAAP
➢	know the differences between China GAAP, U.S. GAAP and international GAAP
➢	understand the differences and handlings between the important GAAPs master the reconciliation handlings of the 3 GAAPs

Yasheng Group Participants

➢	CFO, Control director, Investment Director, Audit Director
➢	Financial manager, accounting manager, tax manager, fund manager, audit manager
➢	the relevant personnel of the departments such as Finance Department, Internal Control Department, Investment Department, Audit Department

Course Introduction:

Changeessence of the New PRC GAAP

❖         The conversion Rule-Oriented and Principle oriented
❖         transition of historical cost measurement to Sound Value Metric Model
❖         China New GAAP System

       Introduction to IFRS

❖         The formation and development of IFRS setting Agency the content system& characteristics of IFRS
❖         Global application of IFRS Specific 37 International Accounting Standards
❖         the latest trends in IFRS

       Overview of US GAAP

❖         composition of U.S. GAAP
❖         Effectiveness level of U.S. GAAP
❖         development tendency of U.S. GAAP

The overall differences between the three GAAPs

❖         Account year and Released period of the statements
❖         Accounting books and accounting records
❖         Statements language
❖         Account Standard Money

  Comparison of important criterions

❖         Inventories Standards IFRS differences in foreign currency transactions are not allowed to be included in inventory acquisition costs

➢	the differences between the purchase price of Deferred payment and purchase price will be included in interest expense in financing period
➢	net price method will be used for discount, rebate, which will be deducted directly in the cost of the purchase

➢	inventory cost includes maintenance fees of workshop's fixed assets
➢	Cost can be measured using standard costs and retail inventory method
➢	counting and drawing of decrease in value can be divided into groups ,but can't be classified
➢	decrease in value can be reversed
➢	there is no such requirements CAS
➢	Having not been enshrined in the standards, but established by usage
➢	there is no such requirements
➢	discount will adopt gross price method
➢	The cost of inventories does not include maintenance fees and overhauling costs of the fixed assets in the workshop
➢	not normally permitted
➢	counting and drawing of decrease in value can be divided into groups ,and be classified also The same provisions
➢	There are rules for Revolving materials accounting of low priced and easily worn articles wrap pages.
❖         investment real estate
❖         fixed assets
❖         Intangible assets
❖         Exchange of nonmonetary assets
❖         Impairment of Assets
❖         Employee compensation
❖         Contingency
❖         revenue
❖         cost of borrowing
❖         the income tax
❖         foreign currency translation
❖  leasing Investment, enterprise mergers and the consolidated financial statements
❖  Presentation of financial statements Balance sheet presentation differences

➢	current assets
➢	illiquid assets
❖  Statement of cash flow
❖  Related party disclosure

Convergence of the three
❖    the latest developments of convergence of China GAAP, U.S. GAAP and IFRS

Cases of the new China GAAP

Yasheng US GAAP Course Program

Course background

The course is Yasheng Group scheduled for company accounting department stuffs had the training propose in 2008, 2009,2010and show how to apply US GAAP, Let CPA know the latest changes of US GAAP, and how the companies in China adjust between PRC GAAP and US GAAP.

Course objectives

——Compare and analyze the differences between the New Edition of Accounting Standards  and U.S.   GAAP;

——Understand the U.S. system of accounting standards, content and the latest changes;

——Understand that U.S. GAAP will be a good reference for our China companies

——Learn how to apply U.S. GAAP

Course content& Outline

A. The composition of U.S. GAAP

——Financial Accounting Standards Statement (FASB / FAS)

——Accounting research report (ARB)

——Accounting Principle Board opinions（APB）

——The Emerging Issues Task Force of FASB （EITF）

——American Institute of Certified Public Accountants’ position elaborated

——SEC rules

B.       Effectiveness level of U.S. GAAP

——FASB,APB&ARB FASB's Technical Report, AICPA Industry Audit and  Accounting Guide and SOP

——SEC's example announcement and EITF

——Others

C.     U.S. GAAP's conceptual framework and development tendency

——Concepts Statement No.1-7

D. Important criterion explanation

——inventory

Statement No. 151 Inventory Costs—an amendment of ARB No. 43

——fixedassets

(Statement No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets Statement No. 121，Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of，EITF 02-7:Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets）

——intangible assets

Statement No. 142 Goodwill and Other Intangible Assets，

——Research and development expenditure

(Statement No. 2 Accounting for Research and Development Costs，Statement No. 68  Research and Development Arrangements）

——Software Development Cost（

(Statement No. 86 Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed，SOP 98-1, EITF 97-13A）

——Revenue

Statement No. 48 Revenue Recognition When Right of Return Exists）

——Exchange of nonmonetary assets

(Statement No. 153 Exchanges of Nonmonetary Assets—an amendment of APB )

——Debt Restructuring

(Statement No. 15 Accounting by Debtors and Creditors for Troubled Debt Restructurings，Technical Bulletin 94-1 Application of Statement 115 to Debt Securities Restructured in a Troubled Debt Restructuring）

——Capitalized interest

(Statement No. 34 Capitalization of Interest Cost）

——income tax

Statement No. 109 Accounting for Income Taxes，Fin48）

——foreign currency translation

(Statement No. 1 Disclosure of Foreign Currency Translation Information，Statement No. 52 Foreign Currency Translation，Statement No. 70 Financial Reporting and Changing Prices: Foreign Currency Translation—an amendment of FASB Statement No. 33）

——leasing

(Statement No. 13 Accounting for Leases，Statement No. 28 Accounting for Sales with Leasebacks—an amendment of FASB Statement No. 13，Statement No. 23Inception of the Lease—an amendment of FASB Statement No. 13，Statement No. 17Accounting for Leases: Initial Direct Costs—an amendment of FASB Statement No. 13，statement No. 29 Determining Contingent Rentals—an amendment of FASB Statement No. 13）

——Contingency

(Statement No. 5 Accounting for Contingencies，Statement No. 11 Accounting for Contingencies: Transition Method—an amendment of FASB Statement No.5）

——Accounting changes, Accounting Error Correction and prior period adjustment

(Statement No. 154 Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3，Statement No. 16 Prior Period Adjustments）

——related party transaction

(Statement No. 57 Related Party Disclosures）

——comprehensive income

(Statement No. 130 Reporting Comprehensive Income）

E. Other criteria point selection

——employee benefits

(Statement No. 87 Employers' Accounting for Pensions Statement No. 74 Accounting for Special Termination Benefits Paid to Employees，Statement No. 132 (revised 2003)Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106 Statement No. 112，Employers' Accounting for Postemployment Benefits—an amendment of FASB Statements No. 5 and 43）

——Sharebased payment

(Statement No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123）

——Investment， enterprise merger and the consolidated financial statements

(Statement No. 115 ccounting for Certain Investments in Debt and Equity Securities ，Statement No. 141 Business Combinations Statement No. 10，Statement No. 12 Accounting for Certain Marketable Securities，Statement No. 33 Financial Reporting and Changing Prices）